Exhibit (a)(37)

Genco Shipping & Trading Limited Board of Directors Unanimously Rejects Diana Shipping’s Revised, Unsolicited Tender Offer

Offer Continues to Undervalue Genco’s Assets and Business and Fails to Provide Control Premium for Its Leading Drybulk Platform

Genco Has Strong Momentum and Is Well Positioned to Continue Delivering
Superior Value and Returns to Shareholders

Board Recommends Shareholders NOT Tender Their Shares Into
Diana’s Revised Offer

Additional Information Available at www.GencoDrivesSuperiorReturns.com

NEW YORK, June 2, 2026 -- Genco Shipping & Trading Limited (NYSE:GNK) (“Genco” or the “Company”), the largest U.S. headquartered drybulk shipowner focused on the global transportation of commodities, today announced that its Board of Directors unanimously rejected the revised unsolicited tender offer (the “Offer”) from Diana Shipping Inc. (“Diana”) to acquire all outstanding common shares of Genco not already owned by Diana for $24.80 per share in cash.

Notwithstanding this rejection of the Offer, Genco’s Board reiterates its willingness to meet again with Diana if and when they submit an offer that adequately compensates shareholders for the full underlying value of Genco’s assets (NAV) and provides an appropriate control premium to NAV that reflects the value of Genco’s sizeable and industry-leading platform in a rising market.

As part of its review of the Offer, the Board received opinions from both Jefferies and Morgan Stanley, that, as of the date of such opinions and based upon and subject to the various assumptions, qualifications, limitations and other matters described in the respective opinions, the consideration pursuant to the Offer was inadequate from a financial point of view to Genco’s shareholders (other than Diana and its affiliates).

Genco issued the following statement:

Genco’s Board is committed to maximizing value for its shareholders. The Board thoroughly reviewed Diana’s Offer with its external financial and legal advisors.  On the unanimous recommendation of a committee of independent directors, Genco’s Board unanimously rejected the revised $24.80 Offer, which continues to meaningfully undervalue the Company and its assets, is well below Genco’s net asset value (NAV) and does not include a control premium. Diana’s Offer of $24.80 is well below the current mean analyst NAV estimate of $26.66 and the current median estimate of $27.10 in a period of rising asset values across the industry.1

1 Calculated based on NAV estimates published by SEB, Clarkson Securities, Fearnley Securities, Deutsche Bank and Pareto, as of June 1, 2026.

Accordingly, the Board recommends that shareholders not tender any of their shares into the revised Offer.

Genco has engaged with Diana for two years, beginning in June 2024 when our CEO proactively reached out to them to explore a potential business combination. Over this time, Diana has displayed a pattern of attempting to take control of Genco without paying full and fair value. Diana’s ongoing proxy contest to replace our entire Board with their handpicked nominees and its most recent inadequate Offer is in line with this pattern.

Genco is operating from a position of strength, executing our Comprehensive Value Strategy, outperforming the market, and returning significant capital to shareholders. Diana is demanding that Genco’s Board sell the Company below its liquidation value and without shareholders receiving a control premium, which is not in shareholders’ best interests.

Our Board has responded appropriately to Diana’s takeover attempt at every step and will continue taking actions that are in the best interests of all Genco shareholders. We remain open to meeting again with Diana in constructive discussions if they provide an offer that adequately compensates shareholders for the full value of their investment, including an appropriate premium, as outlined above.

The Board strongly believes that Genco’s underlying value and upside potential exceeds Diana’s Offer and that Genco’s current directors are the right group to continue leading Genco forward and delivering meaningful value for shareholders.

Genco’s Board urges shareholders to vote “FOR” the reelection of Genco’s six highly qualified directors and according to the Board’s other recommendations on the Company’s WHITE proxy card, “WITHHOLD” on Diana’s nominees and “AGAINST” Diana’s shareholder proposals.

The Genco Board of Directors recommends that Genco shareholders reject Diana’s inadequate $24.80 tender offer by not tendering their shares.

Below is the letter that Genco sent to Semiramis Paliou, Director and Chief Executive Officer of Diana and Ioannis Zafirakis, Director and President of Diana on June 2, 2026:

Diana Shipping Inc.
c/o Diana Shipping Services S.A.
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
Attention: Ms. Semiramis Paliou and Mr. Ioannis Zafirakis

Subject: Revised Tender Offer and Path Forward

Dear Semiramis and Ioannis:

We are writing on behalf of the Genco Board of Directors to reiterate our willingness to meet again if and when Diana submits an offer that:
•	adequately compensates our shareholders for the current full underlying value of our assets (NAV); and
•	provides an appropriate control premium to NAV that reflects the value of Genco’s sizeable and industry-leading platform in a rising market.

Our Board of Directors thoroughly reviewed your recent revised tender offer (the “Offer”) to acquire Genco for $24.80 per share in cash with our external financial and legal advisors and determined it does not meet the criteria above. Therefore, on the unanimous recommendation of a committee of independent directors, our Board determined that the Offer is not in the best interests of Genco shareholders.

As with Diana’s prior proposals, the $24.80 offer continues to meaningfully undervalue Genco and our assets. The Offer is also well below Genco’s mean and median analyst consensus NAV, which has increased to $26.66 and $27.10,1 respectively, in a period of rising asset values across the industry — and the Offer does not include a control premium. Moreover, Diana continues to make the false claim that its Offer is 1.0x NAV and has now asserted that its Offer could be reduced below the stated price for dividends or other distributions.

Over the past several years, through the execution of our Comprehensive Value Strategy, we have built Genco into a differentiated drybulk company that is generating strong returns and value for shareholders. As a fellow drybulk shipping company, you are aware that our market is strengthening. We have significant momentum underway and are well positioned to continue increasing earnings and dividend growth. Genco’s prospects are strong, and any offer below liquidation value and without a control premium is not in the best interests of shareholders.

Our Board is intently focused on maximizing value for all shareholders. We stand ready to meet again if you are willing and able to provide such an offer, as outlined above.

Sincerely,

John C. Wobensmith Chairman of the Board and Chief Executive Officer	Kathleen C. Haines Lead Independent Director

The basis for the Board’s recommendation with respect to Diana’s revised tender offer is set forth in more detail in Genco’s Schedule 14D-9 amendment, which has been filed with the Securities and Exchange Commission (“SEC”) and is available at www.GencoDrivesSuperiorReturns.com.

The full text of Jefferies’ and Morgan Stanley’s written opinions, dated June 1, 2026, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken with such opinions, are attached as Exhibits (a)(34) and (a)(35) to Genco’s Schedule 14D-9 amendment. Jefferies and Morgan Stanley provided their respective opinions for the information and assistance of the Board and Strategic Committee in connection with their consideration of the Offer. The opinions of Jefferies and Morgan Stanley are not a recommendation as to whether or not any shareholders should tender their shares in connection with the Offer or with respect to any other matter.

Jefferies LLC is acting as financial advisor to Genco and Herbert Smith Freehills Kramer (US) LLP and Sidley Austin LLP are serving as legal counsel to Genco. Morgan Stanley & Co. LLC is acting as special advisor to the Board of Directors.

About Genco Shipping & Trading Limited

Genco Shipping & Trading Limited is a U.S. based drybulk ship owning company focused on the seaborne transportation of commodities globally. We transport key cargoes such as iron ore, coal, grain, steel products, bauxite, cement, nickel ore among other commodities along worldwide shipping routes. Our wholly owned high quality, modern fleet of dry cargo vessels consists of the larger Newcastlemax and Capesize vessels (major bulk) and the medium-sized Ultramax and Supramax vessels (minor bulk), enabling us to carry a wide range of cargoes. Genco’s fleet consists of 43 vessels with an average age of 12.6 years and an aggregate capacity of approximately 4,935,000 dwt.

Forward-Looking Statements

This communication contains statements that may constitute forward-looking statements. These statements include, but are not limited to: statements related to the Company’s views and expectations regarding Diana Shipping Inc.’s unsolicited tender offer; any statements relating to the plans, strategies and objectives of management or the Company’s Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on the Company and its financial performance; and any statements of assumptions underlying any of the foregoing. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management’s current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this release are the following: (i) the Company’s plans and objectives for future operations; (ii) that any transaction based on Diana’s non-binding indicative proposal or otherwise may not be consummated at all; (iii) the ability of Genco and its shareholders to recognize the anticipated benefits of any such transaction; (iv) the exercise of the discretion of our Board regarding the declaration of dividends, including without limitation the amount that our Board determines to set aside for reserves under our dividend policy; and (v) other factors listed from time to time in our filings with the SEC, including, without limitation, our Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent reports on Form 8-K and Form 10-Q. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance, market developments, and the best interests of the Company and its shareholders. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves.  As a result, the amount of dividends actually paid may vary. In addition, the forward-looking statements included in this communication represent the Company’s views as of the date of this communication and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this communication.

Important Information for Investors and Shareholders

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC (available here). Any solicitation/recommendation statement filed by the Company that is required to be mailed to shareholders will be mailed to shareholders. THE COMPANY’S INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a copy of the solicitation/recommendation statement on Schedule 14D-9, any amendments or supplements thereto and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials” section of the Company’s investor relations website at https://investors.gencoshipping.com/, or by contacting Peter Allen as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Important Additional Information and Where to Find It

The Company has filed a definitive proxy statement on Schedule 14A, an accompanying WHITE proxy card, and other relevant documents with the SEC in connection with the solicitation of proxies from the Company’s shareholders for the Company’s 2026 Annual Meeting of Shareholders. THE COMPANY’S SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE ACCOMPANYING WHITE PROXY CARD, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the definitive proxy statement, an accompanying WHITE proxy card, any amendments or supplements to the definitive proxy statement, and other documents that the Company files with the SEC at no charge from the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials” section of the Company’s investor relations website at https://investors.gencoshipping.com/.

Investor Contact

Peter Allen
Chief Financial Officer
Genco Shipping & Trading Limited
(646) 443-8550

Media Contact

Leon Berman
IGB Group
(212) 477-8438
lberman@igbir.com